FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 20, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom files for delisting from NYSE

Budapest — October  20, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces, that it has today provided written notice to the New York Stock Exchange (NYSE) of its intention to delist its American Depositary Shares (ADSs) from the Exchange. Furthermore, the Company plans to file the related Form 25 with the Securities and Exchange Commission (SEC) on November 2, 2010. Magyar Telekom expects the delisting to become effective on or about November 12, 2010, from which time the Company’s ADSs will no longer be traded on the NYSE.

As announced earlier, the main purpose of the delisting is to reduce complexity in financial reporting and administrative costs. Following the delisting, the Company currently plans to maintain its American Depositary Receipt program on a Level I basis.

The Company remains committed to serving its investor base in the United States; however at the same time it remains committed to meeting the criteria for deregistering its securities and terminating its reporting obligations under the applicable U.S. securities laws and regulations as soon as reasonably possible. Consequently, the Company’s aim is to meet the applicable criteria for deregistration of its securities and if for any reason it does not meet the criteria for deregistration following the delisting, the Company may decide in the future to take further actions.

The Company will maintain its primary listing on the Budapest Stock Exchange and will continue to make English translations of its annual reports, financial statements and investor releases available on its website at www.telekom.hu where a question-and-answer document is also available that addresses frequently asked questions regarding the delisting of its securities from the NYSE.

Magyar Telekom reserves the right, for any reason, to delay the filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: October 20, 2010